Exhibit 99.5

FTI CONSULTING, INC.

CATEGORICAL STANDARDS

OF DIRECTOR INDEPENDENCE

As Amended and Restated Effective as of February 25, 2009

In accordance with the New York Stock Exchange and the applicable Securities and Exchange Commission rules and regulations, the Board of Directors of FTI Consulting, Inc. (the “Company”) must affirmatively determine that a director is “independent” because he or she does not have a material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company). In connection with, and to assist in making, that determination, the Board shall consider whether a director meets the following categorical standards:

A.	During the past three years, the Company has not employed the director and has not employed (except in a non-officer capacity) any of his or her immediate family members. For purposes of these Categorical Standards, an “immediate family member” shall mean a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home.

B.	(i) the director is not a current partner or employee of a firm that is the Company’s internal or external auditor, (ii) none of his or her immediate family members is a current partner of such firm, (iii) none of his or her immediate family members is currently an employee of such firm who personally works on the Company’s audit, or (iv) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the Company’s audit within that time.

C.	During the past three years, neither the director nor any of his or her immediate family members has been employed as an executive officer of another company where any of the Company’s present executives serve on such other company’s compensation committee.

D.	During the past three years, neither the director nor any of his or her immediate family members has received more than $120,000 per year in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

E.	The director has not served as an executive officer or employee, and none of his or her immediate family members has served as an executive officer, of a

Last Amended as of February 25, 2009

company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues; provided, that, such restriction shall not apply if three years have passed since such payments fell below the threshold.

F.	The director is not an employee, officer, director or trustee of a foundation, university or other non-profit organization to which the Company gives directly, or indirectly through the provision of services, more than the greater of $1 million or 2% of the organization’s consolidated gross revenues in any fiscal year; provided, that, such restriction shall not apply if three years have passed since such charitable contributions by the Company fell below the threshold.

G.	Considering all facts and circumstances that the Board determines are relevant, the director does not have a material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company).